SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

COMMISSION FILE NUMBER 000-27763

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K and Form 10-K
☐ Form 11-K
☐ Form 20-F
☒ Form 10-Q and Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION.

Full name of registrant: SITESTAR CORPORATION

Former name if applicable: N/A

Address of principal executive office
(Street and number): 7109 TIMBERLAKE ROAD
City, state and zip code: LYNCHBURG, VA  24502

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒  (a) The reasons described in  reasonable  detail in Part III of this form could not be eliminated without  unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE.

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV. OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

Daniel Judd	(434)	239-4272
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will be restating earnings for the first quarter ending March 31, 2009 to reflect the proper recognition of processing charges and late fees for customers cut off from internet service because the collectability of those charges is not reasonably assured.  The impact on net income for the first quarter of 2009 is expected to be approximately $60,000.

SITESTAR CORPORATION
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 17, 2010	By:	/s/ Daniel Judd
Daniel Judd
Chief Financial Officer